Exhibit 99.3

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports fourth quarter 2023 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (February 21, 2024)

Fourth Quarter Highlights

•	Adjusted funds from operations of $4.0 billion, including a one-time tax benefit of $880 million.

•	Returned $1.1 billion to shareholders; $704 million in dividends and $375 million in share repurchases.

•	Total upstream production of 808,100 barrels of oil equivalent (boe/d); second highest quarter in company history.

•	Best-ever Oil Sands production of 757,400 barrels per day (bbls/d) with upgrader utilization over 100% outside maintenance period.

•	Strong downstream performance with refining throughput of 455,900 bbls/d and utilization at 98%.

•	Quarterly dividend per share increased by approximately 5% to $0.545 per share.

“Our fourth quarter performance can be characterized as finishing the year strong, delivering on commitments, and building momentum coming into 2024,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “Most importantly, the quarter was the safest quarter of the year in what resulted in our safest year ever. In addition, upstream reliability across our operations was at or near record highs, achieving the second highest quarterly total production in the company’s history and the highest quarterly Oil Sands production. Downstream performance was equally strong with refining utilization in the quarter at 98%. Looking ahead, we will continue our intense focus on safety, operational excellence, reliability and profitably to further improve performance and add value for our shareholders.”

Annual 2023 Highlights

•	Best overall employee and contractor safety performance in the company’s history.

•	Adjusted funds from operations of $13.3 billion; second highest in the company’s history.

•	Returned $5.0 billion to shareholders; $2.8 billion in dividends and $2.2 billion in share repurchases.

•	Total upstream production of 745,700 boe/d; second highest in the company’s history.

•	Record Oil Sands performance of 689,600 bbls/d, including best-ever at Syncrude and Firebag.

•	Best-ever combined upgrader utilization of 92%, 3% better than previous high.

•	Solid downstream performance with refinery utilization of 90%, including 99% in the second half.

•	Acquired remaining 45.89% interest in Fort Hills for $2.2 billion, completed asset sales with proceeds of $1.8 billion.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Fourth Quarter Results

Financial Highlights	Q4	Q3	Q4
($ millions, unless otherwise noted)	2023	2023	2022
Net earnings	2 820	1 544	2 741
Per common share(1) (dollars)	2.18	1.19	2.03
Adjusted operating earnings(2)	1 635	1 980	2 432
Per common share(1)(2) (dollars)	1.26	1.52	1.81
Adjusted funds from operations(2)	4 034	3 634	4 189
Per common share(1)(2) (dollars)	3.12	2.80	3.11
Cash flow provided by operating activities	4 318	4 184	3 924
Per common share(1) (dollars)	3.34	3.22	2.91
Capital and exploration expenditures(3)	1 482	1 512	1 258
Free funds flow(2)	2 482	2 057	2 887
Dividend per common share(1) (dollars)	0.55	0.52	0.52
Share repurchases per common share(4) (dollars)	0.29	0.23	0.54
Returns to shareholders(5)	1 079	976	1 425
Net debt(2)	13 678	12 995	13 639

	Q4	Q3	Q4
Operating Highlights	2023	2023	2022
Total upstream production (mboe/d)	808.1	690.5	763.1
Refinery utilization (%)	98	99	94

(1)	Represented on a basic per share basis.

(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.

(3)	Excludes capitalized interest and capital expenditures related to assets previously held for sale.

(4)	Share repurchases per common share are calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.

(5)	Includes dividends paid on common shares and repurchases of common shares.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q4	Q3	Q4
($ millions)	2023	2023	2022
Net earnings	2 820	1 544	2 741
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(199)	256	(200)
Unrealized (gain) loss on risk management activities	(9)	13	106
Gain on significant acquisition	(1 125)	—	—
Asset impairment and derecognition	158	253	—
Income tax recovery on adjusted operating earnings adjustments	(10)	(86)	(215)
Adjusted operating earnings(1)	1 635	1 980	2 432

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax recovery on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.

•	Suncor’s adjusted operating earnings were $1.635 billion ($1.26 per common share) in the fourth quarter of 2023, compared to $2.432 billion ($1.81 per common share) in the prior year quarter, with the decrease primarily due to lower crude oil and refined product realizations reflecting a weaker business environment in the current quarter, and decreased sales volumes in Exploration and Production (E&P), partially offset by lower income taxes, increased sales volumes in Oil Sands and increased refinery production in Refining and Marketing (R&M). Adjusted operating earnings were also impacted by a weakening of benchmark pricing in both periods, resulting in an increased realization of intersegment profit in the current quarter compared to the prior year quarter.

•	Suncor’s net earnings were $2.820 billion ($2.18 per common share) in the fourth quarter of 2023, which included a $1.125 billion non-cash gain as a result of the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), compared to $2.741 billion ($2.03 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the fourth quarter of 2023 and the prior year quarter were impacted by the reconciling items shown in the table above.

•	Adjusted funds from operations were $4.034 billion ($3.12 per common share) in the fourth quarter of 2023, compared to $4.189 billion ($3.11 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings, as well as one-time tax benefit of approximately $880 million relating to the acquisition of TotalEnergies Canada in the fourth quarter of 2023.

•	Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.318 billion ($3.34 per common share) in the fourth quarter of 2023, compared to $3.924 billion ($2.91 per common share) in the prior year quarter.

•	Suncor’s total operating, selling and general (OS&G) expenses were $3.395 billion in the fourth quarter of 2023, compared to $3.556 billion in the prior year quarter, with the decrease primarily due to lower commodity costs, primarily natural gas, decreased share-based compensation expenses and the impacts of the sale of the U.K. E&P portfolio. The decrease in OS&G was partially offset by increased operating expenses associated with the company’s additional working interests in Fort Hills acquired in the first and fourth quarters of 2023.

•	As at December 31, 2023, Suncor’s net debt was $13.678 billion, an increase of $683 million compared to September 30, 2023, primarily due to a long-term debt issuance and a net increase in leases associated with the Fort Hills acquisition during the quarter, and a decrease in cash and cash equivalents being partially offset by a decrease in short-term indebtedness.

Operating Results

	Q4	Q3	Q4
(mbbls/d, unless otherwise noted)	2023	2023	2022
Total Oil Sands bitumen production	866.2	787.0	810.1
SCO and diesel production	495.6	488.9	531.1
Internally consumed diesel and internal transfers	(19.9)	(19.6)	(13.6)
Upgraded production – net SCO and diesel	475.7	469.3	517.5
Bitumen production	327.0	207.7	178.5
Internal bitumen transfers	(45.3)	(30.9)	(7.9)
Non-upgraded bitumen production	281.7	176.8	170.6
Total Oil Sands production	757.4	646.1	688.1
Exploration and Production (mboe/d)	50.7	44.4	75.0
Total upstream production (mboe/d)	808.1	690.5	763.1
Refinery utilization (%)	98	99	94
Refinery crude oil processed	455.9	463.2	440.0

“Fourth quarter operational performance was exceptionally strong and contained several production records, including record Oil Sands production, record gross production at Fort Hills and the second-highest quarterly upstream production in our company’s history,” said Kruger. “These results demonstrate how our heightened focus on the fundamentals translates to delivering exceptional performance and meeting our commitments.”

•	Total Oil Sands bitumen production increased in the fourth quarter of 2023 compared to the prior year quarter, primarily due to the company’s increased working interest and strong bitumen production at Fort Hills, partially offset by decreased bitumen production at Oil Sands Base and Firebag, as a result of planned turnaround and maintenance activities.

•	The company’s net synthetic crude oil (SCO) production was 475,700 bbls/d in the fourth quarter of 2023, compared to 517,500 bbls/d in the prior year quarter, reflecting significant planned turnaround activities at Oil Sands Base Upgrader 2 that were completed in the first part of the fourth quarter of 2023. Oil Sands Base upgrader utilization was 83% in the fourth quarter of 2023, compared to 93% in the prior year quarter. Syncrude upgrader utilization was 101% in the fourth quarter of 2023, compared to 99% in the prior year quarter.

•	Internal bitumen transfers reached 45,300 bbls/d in the fourth quarter of 2023, demonstrating the increased level of integration within Suncor’s regional Oil Sands assets. The increase was primarily driven by 41,800 bbls/d of bitumen transferred from Fort Hills to upgrading at Oil Sands Base, taking advantage of the yield uplift from Fort Hills barrels.

•	The company’s saleable non-upgraded bitumen production increased to 281,700 bbls/d in the fourth quarter of 2023, compared to 170,600 bbls/d in the prior year quarter, reflecting the company’s increased working interest and strong production at Fort Hills, as well as increased In Situ and Fort Hills bitumen production sent to market in the current quarter due to lower upgrader availability as a result of the planned turnaround at Oil Sands Base Upgrader 2.

•	E&P production during the fourth quarter of 2023 decreased compared to the prior year quarter, primarily due to the divestment of the company’s U.K. portfolio.

•	Refinery crude throughput was 455,900 bbls/d and refinery utilization was 98% in the fourth quarter of 2023, compared to 440,000 bbls/d and 94% in the prior year quarter, reflecting strong utilization across all refineries in the current quarter, and the impact of unplanned maintenance in the prior year quarter.

•	Refined product sales were 575,500 bbls/d in the fourth quarter of 2023, compared to 548,200 bbls/d in the prior year quarter, with the increase due to higher refinery production, partially offset by a larger build of refined product inventory in the current quarter compared to the prior year quarter.

Corporate and Strategy Updates

•	Closed purchase of TotalEnergies’ Canadian operations. On November 20, 2023, Suncor completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023.

•	Terra Nova return to production. The Terra Nova Floating, Production, Storage and Offloading vessel safely restarted production in the fourth quarter of 2023, with production expected to continue ramping up in the beginning of 2024.

•	Quarterly dividend increase. In the fourth quarter of 2023, Suncor’s Board of Directors approved a quarterly dividend of $0.545 per share, an increase of approximately 5% over the prior quarter dividend.

Corporate Guidance Updates

There have been no changes to the corporate guidance ranges previously issued on December 5, 2023.

For further details and advisories regarding Suncor’s 2024 corporate guidance, see www.suncor.com/guidance.

Normal Course Issuer Bid (NCIB)

Subsequent to the fourth quarter of 2023, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float of 1,287,130,400 common shares as of February 12, 2024. On February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.

Pursuant to Suncor’s previous NCIB, Suncor agreed that it would not purchase more than 132,900,000 common shares between February 17, 2023, and February 16, 2024. Between February 17, 2023, and February 16, 2024, and pursuant to Suncor’s previous NCIB, Suncor repurchased 47,106,802 shares on the open market for approximately $2.0 billion, at a weighted average price of $42.87 per share.

Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (1,970,790 common shares) of the average daily trading volume of Suncor’s common shares on the TSX during the previous six-month period (7,883,161 common shares). Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by securities regulatory authorities. Suncor expects to enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB on February 26, 2024.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believe reduces comparability between periods.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	2 660	1 625	133	578	598	1 517	(1)	(182)	—	—	3 390	3 538
Adjustments for:
Depreciation, depletion, amortization and impairment	1 214	1 080	99	130	256	226	29	29	—	—	1 598	1 465
Accretion	116	64	15	15	2	2	—	—	—	—	133	81
Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(199)	(200)	—	—	(199)	(200)
Change in fair value of financial instruments and trading inventory	(65)	105	(1)	(11)	(30)	(121)	—	—	—	—	(96)	(27)
Bargain purchase gain and revaluations	(1 125)	—	—	—	—	—	—	—	—	—	(1 125)	—
(Gain) loss on disposal of assets	—	(5)	8	1	(2)	(1)	(3)	(3)	—	—	3	(8)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	32	—	—	—	32
Share-based compensation	30	66	4	5	10	30	24	66	—	—	68	167
Settlement of decommissioning and restoration liabilities	(70)	(61)	(24)	(2)	(16)	(11)	—	(5)	—	—	(110)	(79)
Other	(109)	55	(6)	3	(7)	21	160	(10)	—	—	38	69
Current income tax recovery (expense)	—	—	—	—	—	—	—	—	334	(849)	334	(849)
Adjusted funds from (used in) operations	2 651	2 929	228	719	811	1 663	10	(273)	334	(849)	4 034	4 189
Change in non-cash working capital											284	(265)
Cash flow provided by operating activities											4 318	3 924

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	6 811	5 633	1 691	3 221	3 383	5 694	(1 296)	(2 232)	—	—	10 589	12 316
Adjustments for:
Depreciation, depletion, amortization and impairment	4 902	7 927	483	(105)	934	844	116	120	—	—	6 435	8 786
Accretion	460	249	64	60	8	8	—	(1)	—	—	532	316
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(184)	729	—	—	(184)	729
Change in fair value of financial instruments and trading inventory	27	18	(3)	(6)	(29)	(50)	—	—	—	—	(5)	(38)
Bargain purchase gain and revaluations	(1 125)	—	—	—	—	—	—	—	—	—	(1 125)	—
(Gain) loss on disposal of assets	(39)	(7)	(600)	66	(28)	(11)	(325)	(3)	—	—	(992)	45
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	32	—	—	—	32
Share-based compensation	71	139	12	6	25	50	—	133	—	—	108	328
Settlement of decommissioning and restoration liabilities	(326)	(264)	(29)	(21)	(35)	(23)	—	(6)	—	—	(390)	(314)
Other	(56)	136	(6)	(43)	10	49	143	(12)	—	—	91	130
Current income tax expense	—	—	—	—	—	—	—	—	(1 734)	(4 229)	(1 734)	(4 229)
Adjusted funds from (used in) operations	10 725	13 831	1 612	3 178	4 268	6 561	(1 546)	(1 240)	(1 734)	(4 229)	13 325	18 101
Change in non-cash working capital											(981)	(2 421)
Cash flow provided by operating activities											12 344	15 680

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	2 651	2 929	228	719	811	1 663	10	(273)	334	(849)	4 034	4 189
Capital expenditures including capitalized interest(1)	(1 068)	(919)	(161)	(113)	(305)	(258)	(18)	(12)	—	—	(1 552)	(1 302)
Free funds flow	1 583	2 010	67	606	506	1 405	(8)	(285)	334	(849)	2 482	2 887

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	10 725	13 831	1 612	3 178	4 268	6 561	(1 546)	(1 240)	(1 734)	(4 229)	13 325	18 101
Capital expenditures including capitalized interest(1)	(4 096)	(3 540)	(668)	(443)	(1 002)	(816)	(62)	(188)	—	—	(5 828)	(4 987)
Free funds flow	6 629	10 291	944	2 735	3 266	5 745	(1 608)	(1 428)	(1 734)	(4 229)	7 497	13 114

(1)	Excludes capital expenditures related to assets previously held for sale of nil in the fourth quarter of 2023 and $108 million for the twelve months ended December 31, 2023, compared to $40 million in the fourth quarter of 2022 and $133 million for the twelve months ended December 31, 2022.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	December 31	December 31
($ millions, except as noted)	2023	2022
Short-term debt	494	2 807
Current portion of long-term debt	—	—
Current portion of long-term lease liabilities	348	317
Long-term debt	11 087	9 800
Long-term lease liabilities	3 478	2 695
Total debt	15 407	15 619
Less: Cash and cash equivalents	1 729	1 980
Net debt	13 678	13 639

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom; Suncor’s expectation that production at the Terra Nova asset will continue ramping up in the beginning of 2024; and statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy and the expectation that Suncor will enter into an automatic share purchase plan related to purchases made in connection with the NCIB. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, Suncor’s Report to Shareholders for the Fourth Quarter of 2023 dated February 21, 2024, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

To view a full copy of Suncor’s fourth quarter 2023 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's fourth quarter results, visit suncor.com/webcasts.

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com

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